Exhibit 99.250

NexTech CEO Evan Gappelberg Buys 250,000 Shares of Company Stock,

Announces Major New Hires

●	CEO continues to increase his position

●	Company hires executives from major technology companies including: Oracle, IBM, SAP, Cisco to support its ambitious Asia Pacific and Japan product rollout

Vancouver B.C., Canada – December 21, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events today announced that CEO Evan Gappelberg purchased 250,000 shares.

●	This is his fifth purchase for the year 2020

●	This purchase brings his 2020 purchased shares to 1,279,885 common shares of NexTech

●	This purchase brings his total investment in 2020 to $975,921

NexTech CEO Evan Gappelberg purchased the shares by exercising 250,000 warrants which put an additional $175,000 onto the balance sheet, further bolstering the company’s cash and inventory position which is already over $16 million.

Under the leadership of Yau Boon Lim, the company’s Asia Pacific and Japan (APJ) hires are now in place, positioning the company for significant revenue potential as it rapidly rolls out its platforms into the APJ region which has over 4 billion people and 60% of the world’s market.

China: Steven Seet, a 30-year Meetings, Incentives, Conferences and Exhibitions (MICE) industry pioneer and veteran, who has held multiple chief executive and chairmanship roles, joined NexTech as Senior Director focusing on NexTech’s MICE vertical across APJ. Steven, based in Shenzhen (China), will also help grow the China business across all verticals. Steven’s deep understanding of MICE will be a great asset to NexTech AR.

Japan: Yumi Yasuda, a 20+ year MICE and Hospitality industry veteran, is also the immediate past president Meeting Planner International Japan Chapter and sits on 2021 MPI Foundation Global Board of Trustees, joins NexTech from Chiba Convention Bureau and International Center as the Director & General Manager for Japan. Yumi-san, based in Tokyo (Japan), will be responsible for growing NexTech’s Japan business across all verticals with a preliminary focus on the MICE industry.

Korea, China, and Japan Channel Coverage: Zoy Chiang, a 20+ year IT veteran, previously held regional leadership roles in channels, operation and marketing with SAP, CISCO, and NTT Data, joining NexTech as VP, APJ Channels. Zoy based in Taipei (Taiwan), will be working closely with the team to drive the Channel business in APJ, with a preliminary focus on China, Japan & Korea.

Singapore Head of Channel Development & South Asia Channel Sales:

Connie Lim, 20-year IBM veteran, where she held regional channels and marketing roles across the IBM portfolio, joins NexTech as Head of Channel Development & South Asia Channel Sales. Connie, based in Singapore, will work closely with Zoy Chiang and the Global Channel team to grow channels in APJ, and to support Zoy for South Asia Channel Sales.

Singapore VP, APJ Marketing & Inside Sales: Katherine Poh, 20+ year IBM & Oracle veteran, has held leadership roles in marketing and demand generation, joins NexTech as VP, APJ Marketing and Inside Sales. Katherine, based in Singapore, will work closely with NexTech’s CMO, Guillaume Pascual, and his global marketing team to drive strategic and tactical marketing, branding, and demand generation in APJ. Katherine will also be responsible for developing NexTech’s Inside Sales team in APJ.

Singapore Inside Sales Manager: Joan Taher, 20 years’ experience in sales and customer service, joins NexTech as an Inside Sales Manager. Joan will work closely with Katherine Poh, VP, APJ Marketing and Inside Sales, to focus on inbound leads and high-volume sales. Joan, based in Singapore, will have a preliminary focus on South Asia English speaking clients, and as a native Indonesian, will help grow the Indonesian market.

Operation & Enablement: Warren Wang, will be supporting the APJ team and channels growth. Warren will be responsible for Operation and Enablement for APJ.

Gappelberg comments; “These new hires solidify us in the APJ region and position us for significant global growth for many years to come. We are continuing to execute on our global expansion plans, so that the sun never sets for NexTech and our sales teams. I’m extremely excited for 2021 to be another record breaking year as we have positioned our company for continued rapid sales growth in fast growing industry sectors; Augmented Reality for events both live and virtual, AR for eCommerce, AR labs for education, webAR and our 3D/AR ad network.” He continues; “By being one of the first AR companies we have built a formidable AR tech stack and knowledge base, which when combined with our diverse business, creates what I believe is a very unique and powerful value proposition. Personally, I believe the current stock price still does not yet reflect NexTech’s strong market leadership position and growth potential, which is why I continue to invest personal funds in buying company shares’’.

Recent Company Highlights in 2020:

December 15, 2020: NexTech announced that it has received conditional approval to list its common shares with the NEO Exchange (“NEO”). Final approval is subject to the Company fulfilling all NEO’s listing requirements. Subject to final approval by NEO, NexTech’s common shares are expected to be listed on NEO on January 5, 2021.

December 11, 2020: Expanded into China and Hired Steven Seet, as its Senior Director, Asia Pacific. In his new role, Seet will utilize his vast network and industry experience to support NexTech with its rapid expansion into Asia’s MICE industry, which according to Allied Market research is valued at $229 billion.

December 9, 2020: Announced the launch of a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings. NexTech will also offer the streaming platform ‘ARoom’, as a stand-alone service externally similar to Zoom, increasing the company’s revenue potential for 2021.

December 8, 2020: Announced that the Canadian Society of Nephrology (CSN) has chosen NexTech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

December 3, 2020: Company announced that it has achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

December 2, 2020: Company announced the creation of its new Artificial Intelligence (AI) division. Through a dedicated initial team of three AI experts focused on enhancing NexTech’s AI capabilities, the company aims to gain a competitive edge and create new portfolio offerings to complement its AR; streamlining operations for clients while tapping into a market that is expected to surpass $300 billion in revenues by 2024.

December 1, 2020: The company entered into seven additional strategic channel partnerships bringing the total for the Asia Pacific region to eight. These partner agreements support both the $35B e-learning market and $229B MICE industries, two target sectors that NexTech is focusing on in the Asia Pacific market expansion.

November 23, 2020: The company acquired hybrid event management platform, Map Dynamics. The company’s self-serve hybrid virtual events platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, events. It helps organizers create, host, and manage live events for 100,000+ attendees both online and in its branded native event app.

To learn more about NexTech, please click here.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market, estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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